EXHIBIT 99.1

FirstService Reports First Quarter Results

 ---------------------------------------------------------------------
 Quarterly operating highlights:

                         March 31, 2009             March 31, 2008
                       ------------------         --------------------
 Revenues                $ 361.0 million            $ 369.1 million
 EBITDA                   $ 12.4 million              $ 0.4 million
 Adjusted EPS                     $ 0.08                    $ (0.19)
 --------------------------------------------------------------------

TORONTO, April 29, 2009 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) (TSX:FSV.PR.U) today reported results for the three months ended March 31, 2009, the first quarter of its new fiscal year ending December 31, 2009. All amounts are in U.S. dollars.

For the quarter ended March 31, 2009, revenues were $361.0 million, a decrease of 2% relative to the same period in the prior year, EBITDA (1) was $12.4 million up significantly from $0.4 million and Adjusted EPS (2) was $0.08, an improvement over $(0.19) reported in the prior year period. GAAP EPS from continuing operations was $(1.56) in the quarter compared to $(0.32) for the same quarter a year ago.

"FirstService reported very respectable financial results for the first quarter with strong performances from our Residential Property Management operations and exceptional year over year results from our Property Services operation, particularly Paul Davis Restoration, the largest insurance claims restoration company in America and Field Asset Services, one of America's largest providers of property preservation and foreclosure services," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "While we continue to face difficult market conditions in Commercial Real Estate, we are confident that steps taken to streamline our operations will position us very well once market conditions return to normal," he concluded.

About FirstService Corporation

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services. Industry-leading service platforms include: FirstService Commercial Real Estate Services, the fourth largest global player in commercial real estate; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with more than US$1.7 billion in annualized revenues and over 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Revenues in Commercial Real Estate Services totalled $118.5 million for the quarter, down 30% relative to the prior year quarter. Excluding the impact of acquisitions, revenues declined 37% (29% on a local currency basis) primarily as a result of a reduction in property sales activity and the impact of the global economic slowdown. The quarterly EBITDA loss, before a non-recurring $3.2 million cost containment charge, was $11.5 million, versus a loss of $11.6 million in the year-ago period.

Residential Property Management revenues increased to $146.6 million for the quarter, up 4% versus the prior year period, attributable to an 8% increase in property management contract revenue, offset by a decline in ancillary service revenues. EBITDA for the quarter was $11.5 million, up 15% from $10.0 million in the prior year period.

Revenues in Property Services totalled $95.9 million, an increase of 59% over the prior year period. The revenue increase was attributable primarily to Field Asset Services. Revenues declined 32% in the segment's consumer-oriented franchise operations, as most of these operations continued to be negatively impacted by the weak U.S. economy. EBITDA in the first quarter was $13.5 million, versus $3.1 million in the prior year period primarily because of the strong revenues generated at Field Asset Services.

Quarterly corporate costs were $2.8 million, relative to $2.5 million in the prior year period.

Goodwill Impairment Charge and Deferred Income Tax Charge

During the quarter, the Company concluded that it was necessary to take a non-cash goodwill impairment charge in its Commercial Real Estate segment as a result of the operating performance of its North American and European reporting units. The amount is currently estimated at $30.0 million and is expected to be finalized upon the filing of the Company's quarterly financial statements on SEDAR within the next two weeks. The estimated amount represents 20% of the Commercial Real Estate segment's goodwill prior to the charge and 8.5% of consolidated goodwill prior to the charge. This non-cash impairment charge does not affect the Company's liquidity, cash flow or compliance with debt covenants.

Also during the quarter, the Company recorded a non-cash valuation allowance with respect to deferred income tax assets, which increased income tax expense by $12.5 million and reduced earnings per share by $0.39. The valuation allowance relates to tax loss carry-forwards in the Company's North American Commercial Real Estate operations. The loss carry-forwards remain available to offset taxes over the next 20 years.

Adoption of New Accounting Standards

On January 1, 2009, the Company adopted two new accounting standards - SFAS No. 141R, Business Combinations ("SFAS 141R") and SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS 160").

SFAS 141R impacts the accounting for business acquisitions made in 2009 and going forward, with new requirements to expense transaction costs as incurred and record the fair value of contingent consideration at the acquisition date, with subsequent changes in fair value recorded on the statement of earnings. The impact of SFAS 141R on the quarter's results was insignificant.

SFAS 160 and corresponding changes to related guidance materially change the manner in which the Company accounts for non-controlling interests ("NCI"), formerly referred to as minority interests. NCI is now required to be recorded on the balance sheet at its redemption amount, rather than disclosed in the notes to the financial statements, and the adjustment was required to be applied retrospectively to prior periods. The impact of the adoption of these standards as at January 1, 2009 was a $146.7 million increase in NCI, with a corresponding decrease to shareholders' equity. Changes in the redemption amount affected earnings per share prospectively commencing January 1, 2009; earnings per share of prior periods were not required to be revised.

Conference Call

FirstService will be holding a conference call on Wednesday, April 29, 2009 at 11:00 am Eastern Daylight Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Footnotes

 1. Reconciliation of net loss from continuing operations to EBITDA:

                                            Three months ended
 (in thousands of U.S. dollars)                  March 31
                                           --------------------
(unaudited)                                    2009        2008
                                           --------    --------

 Net loss from continuing operations      $(44,744)    $(6,190)
 Income taxes                                7,491      (8,632)
 Other expense (income)                        (91)       (826)
 Interest expense, net                       2,654       3,845
                                          --------    --------
 Operating loss                            (34,690)    (11,803)
 Depreciation                                5,739       5,563
 Amortization of intangible assets           6,521       5,249
 Goodwill impairment charge                 30,000          --
                                          --------    --------
                                             7,570        (991)
 Stock-based compensation expense            1,637       1,375
 Cost containment                            3,212          --
                                          --------    --------
 EBITDA                                    $12,419        $384
                                          --------    --------

EBITDA is defined as net earnings from continuing operations before income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

 2. Reconciliation of net loss and net loss per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

 (in thousands of U.S. dollars)                Three months ended
                                                   March 31
                                              -------------------
 (unaudited)                                      2009       2008
                                              --------    --------
 Net loss attributable to common
  shareholders                                $(48,956)   $(33,402)
 Non-controlling interest redemption
  increment                                      2,008      21,425
 Company share of net loss from
  discontinued operations, net of tax            3,318       2,481
 Amortization of intangible assets               6,521       5,249
 Goodwill impairment charge                     30,000          --
 Stock-based compensation expense                1,637       1,375
 Cost containment                                3,212          --
 Income tax on adjustments                      (3,747)     (2,253)
 Deferred income tax valuation allowance        12,482          --
 Non-controlling interest on adjustments        (3,971)       (534)
                                              --------    --------
 Adjusted net earnings (loss) from continuing
  operations                                    $2,504     $(5,659)
                                              --------    --------

 (in US dollars)                               Three months ended
                                                   March 31
                                              -------------------
 (unaudited)                                      2009       2008
                                              --------    --------

 Diluted net loss per common share from
  continuing operations                         $(1.56)     $(0.32)
 Non-controlling interest redemption
  increment                                       0.07          --
 Amortization of intangible assets, net of
  income tax                                      0.13        0.10
 Goodwill impairment charge                       0.95          --
 Stock-based compensation expense, net of
  income tax                                      0.03        0.03
 Cost containment                                 0.07          --
 Deferred income tax valuation allowance          0.39          --
                                              --------    --------
 Adjusted diluted net earnings (loss) per
  common share from continuing operations        $0.08      $(0.19)
                                              --------    --------

The Company is presenting adjusted earnings measures to eliminate the impact of: (i) the NCI redemption increment in connection with SFAS 160 and related guidance; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) a non-recurring goodwill impairment charge; (iv) stock-based compensation expense and (v) non-recurring cost containment expenses in the Commercial Real Estate segment. All of the adjustments are considered "non-GAAP financial measures" under OSC and SEC guidelines.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with the Ontario Securities Commission.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's full quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

 FIRSTSERVICE CORPORATION
 Condensed Consolidated Statements of Earnings
 ---------------------------------------------
 (in thousands of U.S. dollars, except per share amounts)

                                                 Three months ended
                                                      March 31
                                                --------------------
 (unaudited)                                         2009       2008
                                                ---------  ---------

 Revenues                                        $361,009   $369,131

 Cost of revenues                                 227,612    233,354
 Selling, general and administrative expenses     125,827    136,768
 Depreciation                                       5,739      5,563
 Amortization of intangible assets                  6,521      5,249
 Goodwill impairment charge (1)                    30,000         --
                                                ---------  ---------
 Operating loss                                   (34,690)   (11,803)
 Other expense (income)                               (91)      (826)
 Interest expense, net                              2,654      3,845
                                                ---------  ---------
                                                  (37,253)   (14,822)
 Income taxes (2)                                   7,491     (8,632)
                                                ---------  ---------
 Net loss from continuing operations              (44,744)    (6,190)
 Discontinued operations, net of tax (3)           (3,921)    (3,543)
                                                ---------  ---------
 Net loss                                         (48,665)    (9,733)
 Non-controlling interest share of earnings
  (loss)                                           (4,242)      (372)
 Non-controlling interest redemption increment      2,008     21,425
                                                ---------  ---------
 Net loss attributable to Company                $(46,431)  $(30,786)
 Preferred share dividends                          2,525      2,616
                                                ---------  ---------
 Net loss attributable to common shareholders    $(48,956)  $(33,402)
                                                =========  =========

 Net loss per common share (4)
   Basic
    Continuing operations                          $(1.56)    $(0.32)
    Discontinued operations                         (0.11)     (0.08)
                                                ---------  ---------
                                                   $(1.67)    $(0.40)
                                                =========  =========
   Diluted (5)
    Continuing operations                          $(1.56)    $(0.32)
    Discontinued operations                         (0.11)     (0.08)
                                                ---------  ---------
                                                   $(1.67)    $(0.40)
                                                =========  =========

 Adjusted diluted net earnings (loss) per
  common share from continuing operations (6)       $0.08     $(0.19)
                                                =========  =========

 Weighted average common shares
  outstanding: (in thousands)       Basic          29,356     29,983
                                    Diluted        29,371     30,389

 Notes to Condensed Consolidated Statements of Earnings
 (1) Estimated goodwill impairment charge in connection with the
     Commercial Real Estate segment. The amount is expected to be finalized upon the filing of the Company's quarterly financial statements on SEDAR within the next two weeks.
 (2) Income tax expense for the three months ended March 31, 2009 includes a $12,482 non-cash valuation allowance charge related to deferred income tax assets (2008 - nil).
 (3) Reflects: (i) the Integrated Security segment; (ii) the Canadian commercial mortgage securitization operation; and (iii) the
     Chicago-based US mortgage brokerage and servicing operation.
 (4) Based on the implementation rules within SFAS 160 and related guidance, comparative earnings per share for the quarter ended
     March 31, 2008 were not restated for the changes in accounting for NCI.
 (5) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at a subsidiary.
     The adjustment for the quarter ended March 31, 2009 was nil
     (2008 - nil).
 (6) See definition and reconciliation above.

 Condensed Consolidated Balance Sheets
 -------------------------------------
 (in thousands of U.S. dollars)
                                               March 31     Dec. 31
(unaudited)                                       2009         2008
                                             ----------  ----------

 Assets
 ------
 Cash and cash equivalents                      $56,756     $79,642
 Restricted cash                                  9,243      10,240
 Accounts receivable                            167,895     175,520
 Inventories                                     10,749      10,572
 Prepaids and other current assets               53,252      50,674
 Assets held for sale                            11,795      14,210
                                             ----------  ----------
      Current assets                            309,690     340,858
 Fixed assets                                    75,399      76,789
 Other non-current assets                        32,103      39,363
 Goodwill and intangibles                       491,832     527,124
 Assets held for sale                             4,191       6,503
                                             ----------  ----------
      Total assets                             $913,215    $990,637
                                             ==========  ==========
 Liabilities and shareholders' equity
 ------------------------------------
 Accounts payable and accrued liabilities      $172,838    $215,992
 Other current liabilities                       40,510      35,242
 Long term debt - current                        25,082      20,899
 Liabilities related to assets held for sale      2,087      12,946
                                             ----------  ----------
      Current liabilities                       240,517     285,079
 Long term debt - non-current                   280,733     245,470
 Other liabilities                               22,128      21,832
 Deferred income taxes                           42,708      42,072
 Liabilities related to assets held for sale        619         278
 Non-controlling interest                       178,080     196,765
 Shareholders' equity                           148,430     199,141
                                             ----------  ----------
      Total liabilities and equity             $913,215    $990,637
                                             ==========  ==========

 Total debt                                    $305,815    $266,369
                                             ----------  ----------
 Total debt, net of cash                        249,059     186,727
                                             ----------  ----------
 Condensed Consolidated Statements of Cash Flows
 -----------------------------------------------
 (in thousands of U.S. dollars)

                                                  Three months ended
 (unaudited)                                           March 31
                                                 --------------------
                                                      2009       2008
                                                 ---------  ---------
 Operating activities
 Net loss from continuing operations              $(44,744)   $(6,190)
 Items not affecting cash:
   Depreciation and amortization                    12,260     10,812
   Goodwill impairment charge                       30,000         --
   Deferred income taxes                             2,218    (18,476)
   Other                                               851      3,056
                                                 ---------  ---------
                                                       585    (10,798)

 Changes in operating assets and liabilities       (31,548)   (11,024)
 Discontinued operations                            (8,012)     6,411
                                                 ---------  ---------
 Net cash used in operating activities             (38,975)   (15,411)
                                                 ---------  ---------
 Investing activities
 Acquisitions of businesses, net of cash
  acquired                                         (11,829)   (19,361)
 Purchases of fixed assets, net                     (4,208)    (7,102)
 Other investing activities                          3,311      6,189
 Discontinued operations                                17          3
                                                 ---------  ---------
 Net cash used in investing activities             (12,709)   (20,271)
                                                 ---------  ---------
 Financing activities
 Increase in long-term debt, net                    37,528     24,392
 Preferred share dividends                          (2,525)    (2,616)
 Other financing activities                         (2,906)    (3,425)
 Discontinued operations                                --        140
                                                 ---------  ---------
 Net cash provided by financing activities          32,097     18,491
                                                 ---------  ---------
 Effect of exchange rate changes on cash            (2,581)    (4,179)
                                                 ---------  ---------
 Decrease in cash and cash equivalents             (22,168)   (21,370)
 Cash and cash equivalents, beginning of period
  including cash held by discontinued operations  $ 80,049   $102,036
                                                 ---------  ---------
 Cash and cash equivalents, end of period
  including cash held by discontinued operations   $57,881    $80,666
                                                 =========  =========

 Segmented Revenues, EBITDA and Operating Earnings
 -------------------------------------------------
 (in thousands of U.S. dollars)

              Commercial
                   Real Residential
                 Estate    Property  Property
 (unaudited)   Services  Management  Services  Corporate  Consolidated
              --------------------------------------------------------

 Three months
  ended March
  31
 2009

 Revenues      $118,489    $146,617   $95,882        $21      $361,009
 EBITDA         (14,692)     11,534    13,507     (2,779)        7,570
 Stock-based
  compensation                                                   1,637
 Cost
  containment     3,212                                          3,212
               --------                                       --------
                (11,480)                                        12,419
               --------                                       --------
 Operating
  earnings
  (loss)        (52,133)      8,728    11,563     (2,848)      (34,690)

 2008
 Revenues      $168,282    $140,474   $60,308        $67      $369,131
 EBITDA         (11,638)     10,023     3,104     (2,480)         (991)
 Stock-based
  compensation                                                   1,375
                                                              --------
                                                                   384
                                                              --------
 Operating
  earnings
  (loss)        (17,516)      6,952     1,378     (2,617)      (11,803)

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500